UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

Exhibit Index Appears on Page 19

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95% (2)
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 718,622 shares of common stock, par value $0.001 per share of the Company (“Common Stock”).
(2)

All calculations of percentage ownership herein are based on a total of 75,788,279 shares of Common Stock issued and outstanding as of October 26, 2020, as reported on the Form 10-Q filed with the SEC by the Company on November 2, 2020.

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.79%
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 2,874,489 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.79%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC and the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 10 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 11 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 366505105	Page 12 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 366505105	Page 13 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas OCM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 14 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 15 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 16 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookfield Asset Management Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105	Page 17 of 22 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Partners Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

Item 1.	Security and Issuer.

This Amendment No. 5 amends the Schedule 13D filed on October 5, 2020 and amended by Amendment No. 1 to Schedule 13D filed on October 16, 2020, Amendment No. 2 to Schedule 13D filed on October 20, 2020, Amendment No. 3 to Schedule 13D filed on November 4, 2020 and Amendment No. 4 to the Schedule 13D filed on November 17, 2020 (as amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D filed on October 5, 2020.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Oaktree Capital Management, L.P., Centerbridge Partners, L.P. (“Centerbridge” and, together with Oaktree Capital Management, L.P., the “Plan Sponsors”), Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, IngleSea Capital, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital (Master), L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Additional Investors”), AllianceBernstein L.P., Benefit Street Partners LLC, Diameter Capital Partners LP, KSAC Europe Investments S.á.r.l., Lord, Abbett & Co LLC, P. Schoenfeld Asset Management LP, Robeco Institutional Asset Management B.V., (collectively, the “Initial Consenting Noteholders”) and Honeywell International Inc. (“Honeywell”) have entered into a Third Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Third Amended Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Plan”) to the Debtors (as defined in the Third Amended Coordination Agreement).

The Third Amended and Restated Coordination Agreement incorporates the following changes, among others:

•	the dividend rate on the Series A Preferred Stock shall be reduced from 12% to 11%;

•

The Company will have the ability to pay the dividend in cash or in kind at the election of a majority of disinterested members of the Company’s board of directors provided that dividends shall automatically pay in kind during any period in which the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the twelve months immediately preceding the declaration of the dividend falls below $425 million;

•	any dividends paid in kind will not be convertible into common stock and will instead be paid in cash in connection with any conversion or redemption of the Series A Preferred Stock;

•	the Series A Preferred Stock will automatically convert into common stock on the first date on or after the date that is two years from the effective date on which:

•	$100 million or less of amortization payments remain outstanding on the Series B Preferred Stock;

•	the common stock has a 75-day volume weighted average price per share that is greater than or equal to 150% of the conversion price; and

•	the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the prior twelve months equals or exceeds $600 million for two consecutive quarters.

•	the Series A Preferred Stock shall be redeemable following the sixth anniversary of the effective date at par plus accrued and unpaid dividends; and

•

the milestone for filing the Plan shall be extended from January 19, 2021 to April 19, 2021 and the milestone for consummating the Plan shall be extended from March 20, 2021 to June 30, 2021, and shall be automatically extended further by ninety (90) days unless a notice of termination is provided pursuant to Section 11.12 of the Third Amended Coordination Agreement. These extensions will renew indefinitely unless the aforementioned notice of termination is provided.

The Third Amended Coordination Agreement may be terminated upon the occurrence of certain events set forth in the Third Amended Coordination Agreement.

The foregoing description of the Third Amended Coordination Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Third Amended Coordination Agreement, which is filed as Exhibit IV attached hereto.

Further, on December 21, 2020, counsel to Plan Sponsors, Additional Investors and Honeywell sent a letter to the Debtors’ counsel which outlined the changes contemplated by the Third Amended Coordination Agreement. The letter is filed as Exhibit V attached hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

IV	Third Amended and Restated Coordination Agreement, dated December 22, 2020, by and among the parties identified therein.

V	Letter to Sullivan & Cromwell LLP re: Garrett Motion Inc., et al., dated December 21, 2020, by and among the parties identified therein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: December 22, 2020

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.

Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.

Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.

Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.

Its:	Director

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC

Its:	Managing Member

By:	Oaktree New Holdings, LLC

Its:	Member

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC

Its:	Member

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren

Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab

Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson

Name:	Brian D. Lawson
Title:	Director